Exhibit 99.1

For Immediate Release

Contact: Harvey Grossblatt, CEO

Universal Security Instruments, Inc.

410-363-3000, Ext. 224

or

Don Hunt, Jeff Lambert

Lambert, Edwards & Associates, Inc.

616-233-0500

Universal Security Instruments Reports Third-Quarter Results

OWINGS MILLS, MD. February 20, 2018: Universal Security Instruments, Inc. (NYSE Amex: UUU) today announced that it has filed its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2017.

For the three months ended December 31, 2017, the Company reported an increase in sales of 11.9% to $3,555,431 compared to sales of $3,177,632 for the same period last year. The Company reported a net loss of $1,014,796, or $0.44 per basic and diluted share, compared to a net loss of $549,806 or $0.24 per basic and diluted share for the same period last year.

For the nine months ended December 31, 2017, sales were $10,456,484 versus $10,569,944 for the same period last year, a 1.1% decrease. The Company reported a net loss of $1,726,384, or $0.75 per basic and diluted share, compared to a net loss of $1,003,551 or $0.43, per basic and diluted share for the corresponding 2016 period.

“The Company’s third fiscal quarter results were primarily impacted by (i) lower gross margins, due to higher sales to the electrical distribution trade, which typically has lower margins than sales to the retail trade, (ii) higher selling, general and administrative expense, due to higher insurance premiums, and (iii), an increase of $307,000 in our portion of the Hong Kong Joint Venture loss compared to same quarter last year. The nine month results were primarily impacted by (i) higher insurance premiums of $245,000, (ii) an increase in interest expense of $92,000, and (iii) an increase in our portion of the Hong Kong Joint Venture loss, which increased by $339,000 compared to the same period last year. In January 2018, the Company introduced a new line of Ground Fault Circuit Interrupters and we expect sales of these devices to increase significantly during 2018 helping the Company return to profitability.” said Harvey Grossblatt CEO of Universal Security Instruments Inc.

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer (through its Hong Kong Joint Venture) and distributor of safety and security devices. Founded in 1969, the Company has an over 40-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, our Hong Kong Joint Venture's respective ability to maintain operating profitability, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and our Hong Kong Joint Venture and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly

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UNIVERSAL SECURITY INSTRUMENTS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS – (UNAUDITED)

	Three Months Ended December 31,
	2017	2016
Sales	$3,555,431	$3,177,632
Net loss	(1,014,796)	(549,806)
Loss per share:
Basic and diluted	$(0.44)	$(0.24)

Weighted average number of common shares outstanding:
Basic and diluted	2,312,887	2,312,887

	Nine Months Ended December 31,
	2017	2016
Sales	$10,456,484	$10,569,944
Net loss	(1,726,384)	(1,003,551)
Loss per share:
Basic and diluted	$(0.75)	$(0.43)
Weighted average number of common shares outstanding:
Basic and diluted	2,312,887	2,312,887

CONDENSED CONSOLIDATED BALANCE SHEETS – (UNAUDITED)

	December 31,
	2017	2016
ASSETS

Cash	$52,525	$155,826
Accounts receivable and amount due from factor	2,487,335	1,531,427
Inventory	5,552,737	5,561,469
Prepaid expenses	179,266	200,780
TOTAL CURRENT ASSETS	8,271,863	7,449,502

INVESTMENT IN HONG KONG JOINT VENTURE	10,083,608	10,610,725
PROPERTY, EQUIPMENT, AND INTANGIBLE ASSET – NET	101,419	116,834
OTHER ASSETS	4,000	4,000
TOTAL ASSETS	$18,460,890	$18,181,061

LIABILITIES AND SHAREHOLDERS’ EQUITY

Line of credit - factor	$1,381,226	$693,766
Accounts payable	4,084,027	2,536,773
Accrued liabilities	114,166	116,818
TOTAL CURRENT LIABILITIES	5,579,419	3,347,357

COMMITMENTS AND CONTINGENCIES	-	-
SHAREHOLDERS’ EQUITY
Common stock, $.01 par value per share; authorized 20,000,000 shares; 2,312,887 shares issued and outstanding at December 31 2017 and 2016	23,129	23,129
Additional paid-in capital	12,885,841	12,885,841
(Accumulated Deficit) Retained earnings	(762,954)	1,446,989
Accumulated other comprehensive income	735,455	477,745
TOTAL SHAREHOLDERS’ EQUITY	12,881,471	14,833,704
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$18,460,890	$18,181,061